UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                                 InterActiveCorp
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   45840Q 10 1
                                 (CUSIP Number)

                                  May 11, 2004
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

     Universal Studios, Inc.

2.   Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares        5.  Sole Voting Power
Beneficially Owned
by Each Reportng             0
Person
                        6.  Shared Voting Power

                             56,611,308

                        7.  Sole Dispositive Power

                             0

                         8.  Shared Dispositive Power

                             56,611,308

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     56,611,308

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9)

     8% (Assumes conversion of all shares of Class B common stock beneficially owned by the reporting person into shares of common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, the reporting person may be deemed to beneficially own equity securities of the Issuer representing approximately 14% of the voting power of the Issuer.)

12.  Type of Reporting Person

     CO

1.   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     NBCU Acquisition Sub, Inc.

2. Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares      5.  Sole Voting Power
Beneficially Owned
by Each Reportng           0
Person
                      6.  Shared Voting Power

                           56,611,308

                      7.  Sole Dispositive Power

                           0

                      8.  Shared Dispositive Power

                           56,611,308

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     56,611,308

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9)

     8% (Assumes conversion of all shares of Class B common stock beneficially owned by the reporting person into shares of common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, the reporting person may be deemed to beneficially own equity securities of the Issuer representing approximately 14% of the voting power of the Issuer.)

12.  Type of Reporting Person

     CO

1. Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

     NBC Universal, Inc.

2.   Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware.

Number of Shares         5.  Sole Voting Power
Beneficially Owned
by Each Reporting            0
Person
                         6.  Shared Voting Power

                             56,611,308

                         7.  Sole Dispositive Power

                             0

                         8.  Shared Dispositive Power

                             56,611,308

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     56,611,308

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9)

    8% (Assumes conversion of all shares of Class B common stock beneficially owned by the reporting person into shares of common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, the reporting person may be deemed to beneficially own equity securities of the Issuer representing approximately 14% of the voting power of the Issuer.)

12.  Type of Reporting Person

     CO

1. Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

     National Broadcasting Company Holding, Inc.

2.   Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

         Delaware

Number of Shares       5.   Sole Voting Power
Beneficially Owned
by Each Reporting           0
Person
                       6.   Shared Voting Power

                            Disclaimed (See Item 4 below.)

                       7.   Sole Dispositive Power

                            0

                       8.   Shared Dispositive Power

                        Disclaimed (See Item 4 below.)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     Beneficial ownership of all shares disclaimed (See Item 4 below.)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9)

     Not applicable.

12.  Type of Reporting Person

     CO

1. Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

     General Electric Company

2.   Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     New York

Number of Shares       5.   Sole Voting Power
Beneficially Owned
by Each Reporting           0
Person
                       6.   Shared Voting Power

                            Disclaimed (See Item 4 below.)

                       7.   Sole Dispositive Power

                            0

                       8.   Shared Dispositive Power

                            Disclaimed (See Item 4 below.)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     Beneficial ownership of all shares disclaimed (See Item 4 below.)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9)

     Not applicable.

12.  Type of Reporting Person

     CO

Item 1(a)         Name of Issuer:

         InterActiveCorp

Item 1(b)         Address of Issuer's Principal Executive Offices:

         152 West 57th Street
         New York, NY  10019

Item 2(a)         Name of Person Filing:

         Universal Studios, Inc.
         NBCU Acquisition Sub, Inc.
         NBC Universal, Inc.
         National Broadcasting Company Holding, Inc.
         General Electric Company.

Item 2(b)         Address of Principal Business Office:

         Universal Studios, Inc.
         100 Universal City Plaza
         Universal City, CA  91608

         NBCU Acquisition Sub, Inc.
         NBC Universal, Inc.
         National Broadcasting Company Holding, Inc.
         30 Rockefeller Plaza
         New York, NY  10112

         General Electric Company
         3135 Easton Turnpike
         Fairfield, CT  06828

Item 2(c)         Citizenship:

     Each of Universal Studios, Inc., NBCU Acquisition Sub, Inc., NBC Universal and National Broadcasting Company Holding, Inc. is a corporation formed under the laws of the State of Delaware. General Electric Company is a corporation formed under the laws of the State of New York.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  45840Q 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.


Item 4.           Ownership (a) through (c)

         The information in items 1 and 5 through 11 on the cover pages to this
Schedule 13G is hereby incorporated by reference.

         V-USA Holding LLC ("V-USA") is the direct and legal owner of 25,000,000 shares of common stock of the Issuer. USI-USA Holding LLC ("USI-USA") is the direct and legal owner of 3,341,308 shares of common stock of the Issuer and 670,000 shares of Class B common stock of the Issuer. USIE-USA Holding LLC ("USIE-USA") is the direct and legal owner of 600,000 shares of common stock of the Issuer. Sub I - USA Holding LLC ("Sub I - USA" and together with V-USA, USI-USA and USIE-USA, the "SPEs") is the direct and legal owner of 14,240,000 shares of common stock of the Issuer and 12,760,000 shares of Class B common stock of the issuer. Universal Studios, Inc. ("USI") is the sole equity member of V-USA and USI-USA. USI Entertainment Inc. ("USIE") is the sole equity member of USIE-USA and Sub I - USA. USI controls USIE through its ownership of 91.41% of USIE's outstanding common stock.

         Because USI, directly or indirectly, has or shares the power to direct the voting and disposition of the shares of the Issuer held by the SPEs, USI is a beneficial owner of such shares. USI is a wholly-owned subsidiary of NBCU Acquisition Sub, Inc. ("Acquisition Sub"), which in turn is a wholly-owned subsidiary of NBC Universal, Inc. ("NBCU"), and therefore Acquisition Sub and NBCU may be deemed to also be beneficial owners of the shares of the Issuer held by the SPEs.

         National Broadcasting Company Holding, Inc. ("NBCH") owns 80% of the outstanding capital stock of NBCU, and NBCH is itself a wholly-owned subsidiary of General Electric Company ("GE"). As a result, each of NBCH and GE may also be deemed to be a beneficial owner of the shares of the Issuer held by the SPEs. Each of NBCH and GE disclaim beneficial ownership of all such shares.

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Universal Studios Holding III Corp. has certain rights with respect to dividends paid on the shares of the Issuer held by the SPEs.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 21, 2004


                        UNIVERSAL STUDIOS, INC.

                        By:  /s/ Karen Randall
                             ---------------------------------------
                                 Karen Randall
                                 Executive Vice President and General Counsel


                        NBCU ACQUISITION SUB, INC.

                        By:  /s/ Elizabeth A. Newell
                             ---------------------------------------
                                 Elizabeth A. Newell
                                 Assistant Secretary


                        NBC UNIVERSAL, INC.

                         By: /s/ Elizabeth A. Newell
                             ---------------------------------------
                                 Elizabeth A. Newell
                                 Assistant Secretary


                        NATIONAL BROADCASTING COMPANY HOLDING, INC.

                         By: /s/ Elizabeth A. Newell
                             ---------------------------------------
                                 Elizabeth A. Newell
                                 Assistant Secretary


                        GENERAL ELECTRIC COMPANY

                         By: /s/ Michael R. McAlevey
                             -------------------------------
                                 Michael R. McAlevey
                                 Chief Corporate and Securities Counsel
                                   and Associate Secretary

                                                                       Exhibit A

                             JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date:  May 21, 2004


                     UNIVERSAL STUDIOS, INC.

                     By:  /s/ Karen Randall
                          ---------------------------------------
                              Karen Randall
                              Executive Vice President and General Counsel


                     NBCU ACQUISITION SUB, INC.

                     By:  /s/ Elizabeth A. Newell
                          ---------------------------------------
                              Elizabeth A. Newell
                              Assistant Secretary


                     NBC UNIVERSAL, INC.

                      By: /s/ Elizabeth A. Newell
                          ---------------------------------------
                              Elizabeth A. Newell
                              Assistant Secretary


                     NATIONAL BROADCASTING COMPANY HOLDING, INC.

                      By: /s/ Elizabeth A. Newell
                          ---------------------------------------
                              Elizabeth A. Newell
                              Assistant Secretary


                     GENERAL ELECTRIC COMPANY

                      By: /s/ Michael R. McAlevey
                          -------------------------------
                              Michael R. McAlevey
                              Chief Corporate and Securities Counsel
                                and Associate Secretary